                    [SHEARMAN & STERLING COMPANY LETTERHEAD]


aarms@shearman.com              October 2, 2006
(202) 508-8025





Via Edgar and By Hand


Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:  Matthew J. Benson, Esq.

Dear Mr. Benson:


                           EDDIE BAUER HOLDINGS, INC.
  AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM 10 (FILE NO. 000-51676)


We refer to the comment of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to Eddie Bauer Holdings, Inc. (the "Company"), dated September 27, 2006, with respect to Amendment No. 1 to the Registration Statement on Form 10, File No. 000-51676 (the "Registration Statement"), filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on June 27, 2006. Attached please find the Company's response to the comment.

If you have any questions regarding the above, please do not hesitate to contact Mark Hyland at (415) 616-1181 or me at (202) 508-8025.

Sincerely,

/s/ Abigail Arms
Abigail Arms

Attachment

cc:  Andrew Blume - Division of Corporation Finance
     William Choi - Accounting Branch Chief
     Eloise Quarles - Special Counsel
     David Taylor - Interim Chief Financial Officer,
                     Eddie Bauer Holdings, Inc.
     Shelley Milano - Senior Vice President and General Counsel,
                       Eddie Bauer Holdings, Inc.

[EDDIE BAUER COMPANY LETTERHEAD]

                               October 2, 2006



Via Edgar and By Hand

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention: Matthew J. Benson, Esq.

Dear Mr. Benson:

                           EDDIE BAUER HOLDINGS, INC.
  AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM 10 (FILE NO. 000-51676)


      We refer to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to Eddie Bauer Holdings, Inc. (the "Company"), dated September 27, 2006, with respect to Amendment No. 1 to the Registration Statement on Form 10, File No. 000-51676 (the "Registration Statement"), filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on June 27, 2006.

      The numbered paragraphs and headings below correspond to the order of the Staff's comments, which are repeated below in bold for your reference.

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM 10

1. We have reviewed your response to comment 2 in our letter dated August 25, 2006. Please explain why, in the example provided, the amount of overall sales recognized exceeds the amount of cash received and why the total cost of sales amount recognized exceeds your cost of inventory. It appears that the transaction should result in $1,090 of sales and $550 of costs of sales as opposed to $1,100 of sales and $560 of cost of sales. Please tell us why you believe your accounting method is appropriate or revise your financial statements accordingly.

[EDDIE BAUER COMPANY LETTERHEAD]

RESPONSE: The Company accounts for the issuance and redemption of loyalty points as two discrete transactions. At the time of issuance, the Company records a liability for the value of the loyalty points as a cost of sales. Upon redemption of the loyalty points, the Company records as sales the cash register value of the merchandise acquired by the customer redeeming the points, treating both cash and points as tender. In adopting this methodology, the Company reviewed both EITF 01-09, which does not specifically address offers of this type, and EITF 00-22, which discusses the issues raised by loyalty programs but does not reach a conclusion. The Company also evaluated the practices of other retailers based on their public filings and noted a diversity of practices including some retailers that appear to have adopted a methodology similar to that used by the Company.

As discussed with the Staff on a teleconference on September 29, 2006, going forward the Company will change its method of recording loyalty program transactions such that aggregate revenues recognized for all related loyalty program transactions will not exceed the cash collected.

As also discussed with the Staff on a teleconference on September 29, 2006, the Company believes that historically the impact of its methodology for recording loyalty program transactions on its previously issued financial statements is immaterial. The table below illustrates this:



                           Successor        Successor Six     Predecessor       Predecessor
                          Six Months        Months Ending      Six Months       Year Ended
                         Ending July 1,   December 31, 2005   Ending July 2,   January 1, 2005
                              2006                              2005
                                               ($ in thousands)

Total Revenues              $420,243         $593,711         $465,723         $1,157,915
Cost of Sales               $263,890         $337,318         $259,536         $  604,864
Loyalty Program
Revenue (redeemed)          $    374         $    563         $    470         $       15
Loyalty Program
Revenue (redeemed) as
% of Revenue                    0.09%            0.09%            0.10%              0.00%
Loyalty Program
Revenue (redeemed) as
% of Cost of Sales              0.14%            0.17%            0.18%              0.00%

In addition to the quantitative measures presented above, the Company has reviewed the qualitative considerations addressed in SAB 99, including the lack of impact on trends in gross margin percentage and earnings, management compensation and compliance with loan covenants, and has concluded that the historical presentation of the loyalty program in its financial statements as described above does not meet the criteria of a material misstatement.

[EDDIE BAUER COMPANY LETTERHEAD]

                                   * * * * * *

If you have any questions regarding the above, please do not hesitate to contact Shelley Milano at (425) 755-6179 or me at (425) 755-4891.

Sincerely,

/s/ David Taylor
------------------------------------------
David Taylor,
Interim Chief Financial Officer


cc:   Andrew Blume - Division of Corporation Finance
      William Choi - Accounting Branch Chief
      Eloise Quarles - Special Counsel
      Shelley Milano - Senior Vice President and General Counsel,
                       Eddie Bauer Holdings, Inc.
      Abigail Arms - Partner, Shearman & Sterling LLP